

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (650) 230-7192

August 2, 2010

Mr. Randall A. Lipps
President & CEO
Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043

      Re: Omnicell, Inc.
              Form 10-K for the Year Ended December 31, 2009
              Filed February 24, 2010
              File No. 000-33043

Dear Mr. Lipps,

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Part III (incorporated from Definitive Proxy Statement filed on April 16, 2010)

Information Regarding the Board of Directors and Corporate Governance, page 9

Compensation Committee Processes and Procedures, page 14

1.   We note that your compensation committee engaged Pearl Mayer & Partners in 2009 as executive compensation consultants. Please tell us whether Pearl Meyer or its affiliates provided any other services in excess of $120,000 to you or your affiliates during 2009. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Corporate Governance Committee, page 15

2.   You indicate that your corporate governance committee considers diversity in evaluating candidates for director. Please tell us if your board or the corporate governance committee has a policy with regard to the consideration of diversity in identifying director nominees. If so, tell us how this policy is implemented and how the effectiveness of such policy is assessed. Refer to Item 407(c)(2)(vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have questions. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief